

Rule 12g3-2(b) File No. 82-34981

Statement from the Independent Committee of the Board <MSY.L>

PRESS RELEASE
25 JULY 2006

MISYS plc

ANNOUNCEMENT FROM THE INDEPENDENT COMMITTEE OF THE BOARD

On 14 June 2006, the Independent Committee of the Board of Misys plc ("Misys" or the "Company") announced that it had authorised certain members of the senior management team, on a non-exclusive basis, to explore the possibility of making an offer for Misys.

Following that announcement, certain other parties expressed an interest in the Company. The Independent Committee required all interested parties to submit indicative offers by 12 July 2006. The Independent Committee has received a number of indicative offers for the whole of the Company as well as for parts of the Company, from a number of parties.

The Independent Committee, led by Sir Dominic Cadbury, has evaluated these offers with its advisers and has concluded that it is in the best interests of shareholders to allow certain parties access to specific non-public information in order to carry out due diligence.

The Independent Committee's primary objectives remain the maximisation of value for all shareholders and the minimisation of disruption to the business and employees. The Independent Committee believes there is significant value within Misys and is confident in the growth prospects of the Company. There can be no certainty that an offer for the Company will be forthcoming on terms that the Independent Committee would be prepared to recommend to shareholders.

A further announcement will be made as appropriate.

ENDS



125 Kensington High Street, London, W8 5SF

Misys plc. Burleigh House Chapel Oak. Salford Priors. Worcestershire WR11 8SP. Misys plc is registered in England and Wales under company no. 1360027